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                             March 4, 2024

       Kevin Cox
       Chief Executive Officer
       Energys Group Limited
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 26,
2024
                                                            File No. 333-275956

       Dear Kevin Cox:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed February 26, 2024

       Exhibits

   1. Your revised filing fee table does not reflect a maximum offering price within the price range included in this
amendment. Please revise your filing fee table to reflect
                                                        the maximum offering
price of $6 per share.
   2. Please revise the legality opinion to separately opine upon the resale registration shares. Since such
shares are outstanding, the opinion should be whether the shares "are", not "will be," legally
issued, fully paid and non-assessable.
 Kevin Cox
FirstName  LastNameKevin Cox
Energys Group  Limited
Comapany
March      NameEnergys Group Limited
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Celia Velletri